510 Burrard St, 3rd Floor
Date: May 27, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVERMEX RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21/06/2011
Record Date for Voting (if applicable) :	21/06/2011
Beneficial Ownership Determination Date :	21/06/2011
Meeting Date :	26/07/2011
Meeting Location (if available) :	Suite 1210 - 885 W. Georgia St.
Vancouver, B.C.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	828426106	CA8284261069

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for SILVERMEX RESOURCES INC.